--------------------
FORM 3                                                      U.S. SECURITIES AND EXCHANGE COMMISSION
                                                                     Washington, D.C.  20549
--------------------
                                                             INITIAL STATEMENT
                                                   OF BENEFICIAL OWNERSHIP OF
                                                   SECURITIES Filed pursuant to
                                                   Section 16(a) of the
                                                   Securities Exchange Act of
                                                   1934,
                                                      Section 17(a) of the
                                                             Public Utility
                                                             Holding Company Act
                                                             of 1935 or Section
                                                             30(f) of the
                                                             Investment Company
                                                             Act of 1940

--------------------------------------------- --------------------- ---------------------------------------------------------------
1.  Name of Reporting Person*                 2.  Date of Event     4.    Issuer Name and Ticker or Trading Symbol
                                              Requiring
Robert B. Dillon                              Statement                   Megachain.com, Ltd., a Delaware corporation

                                              (Month/Day/Year)

                                              October 16, 2001
--------------------------------------------- --------------------- --------------------------------------------------------------
--------------------------------------------- --------------------- --------------------------------------------------------------

ADDRESS:                                      3.  I.R.S. Identi-    5.    Relationship of Reporting Person to Issuer
                                                  fication Number        (Check all applicable)
                                                  of Reporting              X   Director
                                                                          -----
8303 Southwest Freeway, Suite 950                 Person, if an                                              X   10% Owner
                                                                                                           -----
Houston, Texas 77074                              entity
                                                  (Voluntary)             __X _ Officer (give              ______ Other
                                                                            --
                                                   (Voluntary)                           title)                   (specify
                                                                                                                  below)



                                                                                     Chief Executive Officer and President


6.  If Amendment, Date of Original
(Month/Day/Year)

N/A




7.  Individual or Joint/Group Filing
(Check applicable line)
     X       Form filed by One Reporting Person
__________   Form filed by More than One Reporting Person



*If the Form is filed by more than one
 Reporting Person, see Instruction 5(b)(v).   Table I - Non-Derivative
                                             Securities Beneficially Owned

----------------------------     --------------------------     ----------------------     --------------------------------------
1.  Title of Security             2.  Amount of Securities       3.  Ownership Form:       4.  Nature of Indirect Beneficial
     (Instr. 4)                       Beneficially Owned             Direct (D) or             Ownership
                                      (Instr. 4)                     Indirect (I)              (Instr. 5)
                                                                     (Instr. 5)
----------------------------     --------------------------     ----------------------     --------------------------------------


Common Stock, $.001 par value         3,850,000                       D                         N/A

----------------------------     --------------------------     ----------------------     --------------------------------------


Form 3 (continued)             Table II - Derivative Securities Beneficially
                                  Owned (e.g., puts, calls, warrants, options,
                                          convertible securities)

-----------------------     ----------------------   --------------------------    --------------      ------------------ ---------
1.  Title of Derivative      2.  Date Exercisable      3.  Title and Amount of       4.  Conver-        5.  Ownership     6. Nature
    Security (Instr. 4)          and Expiration            Securities Underlying         sion or            Form of          of In-
                                 Date (Month/              Derivative Security           Exercise           Derivative       direct
                                 Day/Year)                 (Instr. 4)                    Price of           Security:        Benef-
                                                                                         Deriva-            Direct           icial
                                                                                         tive               (D) or           Owne-
                                                                                         Security           Indirect (I)     rship
                                                                                                            (Instr. 5)    (Instr.5)
-----------------------     ----------------------   --------------------------    --------------      ------------------ ---------
                             Date         Expira-     Title           Amount or
                             Exer-        tion                        Number of
                             Cisable      Date                        Shares
-----------------------     ----------------------   --------------------------    --------------      ------------------ ---------
Series A Convertible Preferred (1)        None         Class B       1,000,000           None               D
Stock, $.0001 par value                                 Common Stock
-----------------------     ----------------------   --------------------------    --------------      ------------------ ---------
Series B Convertible Preferred (2)        None         Common Stock  3,850,000           None               D
Stock, $.0001 par value
-----------------------     ----------------------   --------------------------    --------------      ------------------ ---------

(1) Converts into Class B Common Shares immediately upon an amendment to the Certificate of Incorporation authorizing the issuance of Class B common shares.
(2) Converts into Class B Common Shares immediately upon an amendment to the Certificate of Incorporation authorizing the issuance of Common Stock.


Explanation of Responses:

*Represents a right to buy

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).





ROBERT B. DILLON                      October 18, 2001
--------------------------            -------------------
**Signature of Reporting Person       Date



Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient,

         See Instruction 6 for procedure.